PHOTOMEDEX, INC.

147 Keystone Drive

Montgomeryville, PA 18936

April 27, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Mary Beth Breslin

Senior Attorney

Re:	PhotoMedex, Inc.
Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-164089)

Dear Ms. Breslin:

Reference is made to our letter, filed as correspondence via EDGAR on April 26, 2010, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, April 27, 2010, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely yours,

PHOTOMEDEX, INC.

By:	/S/ DENNIS M. MCGRATH
Dennis M. McGrath
President and Chief Executive Officer

cc:	Allicia Lam (Securities and Exchange Commission)
Brian C. Miner (Reed Smith LLP)
Meredith M. Armstrong (Morgan, Lewis & Bockius LLP)

April 27, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mary Beth Breslin, Senior Attorney

Re:	PhotoMedex, Inc.
Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-164089)

Dear Ms. Breslin:

Reference is made to our letter, filed as correspondence via EDGAR on April 26, 2010, in which we, as representative of the several underwriters of PhotoMedex, Inc.’s proposed public offering of common stock, joined PhotoMedex, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Tuesday, April 27, 2010, at 4:30 p.m. Eastern Time. PhotoMedex, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

RODMAN & RENSHAW, LLC As representative of the several underwriters

By:	/S/ JOHN BORER
John Borer Sr. Managing Director and Head of Investment Banking

cc:	Allicia Lam (Securities and Exchange Commission)
Brian C. Miner (Reed Smith LLP)
Meredith M. Armstrong (Morgan, Lewis & Bockius LLP)
Carmelo Gordian (Andrews Kurth LLP)